UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒       Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-7933

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon plc
8 Devonshire Square
London EC2M 4PL

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ MICHAEL NELLER
Michael Neller

Date:
June 30, 2014

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2013 and 2012

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification #36-3051915

Plan #020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm
The Retirement Plan Governance and Investment Committee
Aon Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Aon Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Aon Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 30, 2014

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Net Assets Available for Benefits

(in thousands)

	December 31
	2013	2012
Assets

Investments - fair value	$4,536,069	$3,736,973

Receivables:
Pending trade sales	200	1,187
Accrued interest and dividends	540	1,080
Notes receivable from participants	53,543	52,800
Total receivables	54,283	55,067

Liabilities:
Pending trade purchases	(427)	(613)
Accrued expenses	(703)	(579)
Total liabilities	(1,130)	(1,192)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,075)	(9,455)
Net assets available for benefits	$4,586,147	$3,781,393

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

(in thousands)

	December 31
	2013	2012
Additions

Net investment income:
Net appreciation in fair value of investments	$763,894	$437,614
Interest income and dividends	19,718	16,407
Aon plc dividends	1,799	1,392
Total net investment income	785,411	455,413

Interest income on notes receivable from participants	2,192	2,398

Contributions:
Company	114,143	111,651
Participants	164,403	156,055
Rollovers	22,503	13,191
Total contributions	301,049	280,897

Total additions	1,088,652	738,708

Deductions:
Benefit payments	(278,716)	(253,254)
Management and administrative fees	(5,182)	(3,077)
Total deductions	(283,898)	(256,331)

Net increase in net assets available for benefits before merger	804,754	482,377

Plan merger	—	1,571,179

Net increase in net assets available for benefits	804,754	2,053,556

Net assets available for benefits at beginning of year	3,781,393	1,727,837
Net assets available for benefits at end of year	$4,586,147	$3,781,393

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2013

1.	Description of Plan

General

On April 2, 2012, Aon plc completed the reorganization of the corporate structure of the group of companies controlled by its predecessor, Aon Corporation, as holding company of the Aon group, pursuant to which Aon Corporation merged with one of its indirect, wholly owned subsidiaries and Aon plc became the publicly held parent company of the Aon group. This transaction is referred to as the Redomestication.

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (Aon or the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants in the Aon plc Class A Ordinary Shares ESOP Fund (the ESOP Fund) have the option to reinvest dividends in additional shares of Aon plc Class A Ordinary Shares in the Plan or receive dividends in cash. Participants are allowed to immediately diversify any Company-matching contributions allocated to the ESOP Fund.

The Hewitt Associates Retirement and Savings Plan (the Hewitt Plan) merged into the Plan effective the close of business on December 31, 2011. Participants in the Hewitt Plan commenced participation in the Plan on January 1, 2012. Accordingly, participant accounts of approximately $1.6 billion were transferred into the Plan in January 2012.

Effective January 1, 2012, the Plan changed trustees from State Street Bank and Trust Company to the Northern Trust Company (the Trustee). In addition, the Plan changed record-keeper from ING U.S., Inc. to Aon Hewitt.

The following description of the Plan provides only general information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.
Eligibility and Participation

Permanent employees scheduled to work 20 or more hours per week are immediately eligible to participate. Permanent employees scheduled to work less than 20 hours per week and all temporary employees are eligible to participate after completing one Year of Service and attaining the age of 21. Employees are eligible for Company-matching contributions at the same time they are eligible to participate.

Contributions

Participant – Participant contributions are made by means of regular payroll deductions. All eligible employees may elect to contribute up to 50% of their compensation, as defined by the Plan, plus "catch-up" contributions.

Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $17,500 in 2013 and $17,000 in 2012. In addition to regular participant contributions, catch-up contributions of up to $5,500 for 2013 and 2012 were allowed for any participants who were age 50 or older during the Plan year.

New employees are automatically enrolled in the Plan at a 4% contribution rate after 30 days of service unless the election is waived. After participants have completed six months of service, their automatic enrollment contribution will increase by 1% each April until reaching 6% (changing to 9% effective July 1, 2014). Participants can change their deferral percentage or investment selections at any time after initial enrollment.

1.	Description of Plan (continued)

For automatic enrollment, contributions to Plan accounts are automatically invested in the applicable Target Retirement Investment Portfolio (TRIP Options). TRIP Options are a premixed portfolio of investments based on the participant’s age. TRIP Options are managed with the goal of providing investors with an optimal level of return and risk based on a target retirement date (for example, 2020, 2030, 2040 or 2050) and reach an ultimate allocation target post-retirement.

The Plan allows participants to make Roth 401(k) contributions to the Plan. Roth contributions are made on an after-tax basis, and participants would then owe no further tax on these contributions or their earnings after meeting applicable requirements.

Company – For 2013 and 2012, the Company contributed an amount equal to 100% of the first 6% of a participant’s compensation that a participant contributes to the Plan. These contributions are made concurrent with participant contributions. The Company may make a further discretionary contribution as determined by the Company’s Board of Directors. There were no discretionary contributions in 2013 and 2012.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant. Additionally, a brokerage account is offered, whereby participants can invest up to 50% of their account in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan. Participants become 100% vested in the employer contributions (including amounts in the Aon Retirement Account) after five years of Plan service, according to a graded vesting schedule. All contributions made after January 1, 2012, were 100% vested immediately.

Forfeitures

Forfeitures of $484 thousand for 2013 and $645 thousand for 2012 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to the participant’s vested balance. The participant may elect to receive this payment directly or to be rolled into another plan or individual retirement account (IRA). Vested amounts of the ESOP may be received in cash or Aon plc Class A Ordinary Shares. There are other distribution options based on various age, service and account balance parameters.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

1.	Description of Plan (continued)

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period, and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value, however, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan created the Stable Value Fund which includes investments in investment contracts through a collective trust, Guaranteed Investment Contracts (GICs) and Synthetic Investment Contracts (SICs). The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

The plan sponsor maintains proper oversight of the Plan through the Retirement Plan Governance and Investment Committee (RPGIC). The RPGIC is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

In conformity with Accounting Standards Codification (ASC) 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the fair value hierarchy. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Reporting of Investment Contracts

The Stable Value Fund invests in a benefit-responsive GIC with Metropolitan Life Insurance Company (MetLife). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MetLife is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. MetLife reviews the crediting interest rates on an annual basis for resetting. On May 6, 2013, the remaining balance of the GIC was liquidated. As of December 31, 2013, the Plan did not hold any GICs.

The Plan also invests in SICs with ING U.S., Inc., MetLife and Prudential Insurance Company of America. SICs are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. SICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized

2.    Significant Accounting Policies (continued)

over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but it is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC does not permit MetLife to terminate the agreement prior to the scheduled maturity date. However, the SICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: (1) a breach of material obligation under the contract, (2) a material misrepresentation or (3) a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract value is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the SICs terminate due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain separate account contracts permit the Fund or the issuer to elect to terminate the contract, with the Fund having the right to elect to receive either market value, convert the contract to a GIC or make an amortization election. In addition, if the Fund defaults in its obligations under the separate account contract, the issuer may terminate, and the Fund will receive market value.

2.	Significant Accounting Policies (continued)

Average yield calculation

	Year Ended December 31,
Average yields for Stable Value Fund	2013	2012

Based on actual earnings (1)	1.01%	0.89%
Based on interest rate credited to participants (2)	1.14%	1.43%

1)	Computed by dividing the annualized one-day actual earnings of the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.

2)	Computed by dividing the annualized one-day earnings credited to participants in the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Recent Accounting Pronouncement

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, Disclosures about Offsetting Assets and Liabilities. This ASU establishes new disclosure requirements regarding the effect or potential effect of offsetting arrangements on a company’s financial position. It is the result of a joint project with the International Accounting Standards Board (IASB) designed to enhance and provide converged disclosures about financial and derivative instruments that are either offset on the balance sheet, or are subject to an enforceable master netting arrangement (or other similar arrangement). The ASU is effective for fiscal years, and interim periods beginning on or after January 1, 2013. Retrospective application of the disclosures is required for all periods presented within the financial statements.

In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The ASU limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.

The adoption of both ASU 2011-11 and ASU 2013-01 did not have any material impact on the Plan’s financial statements.

Administrative Expenses

Some administrative expenses of the Plan, including expenses of the Trustee, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses or is limited to do so by Department of Labor or other applicable regulations. The Company paid $971 thousand of Plan expenses in 2013 and $670 thousand in 2012.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.	Significant Accounting Policies (continued)

Reclassification

Certain amounts in prior year's financial statements and related notes have been reclassified to conform to the 2013 presentation. In 2012, $1.8 million of investment management fees were recognized in Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits. These amounts are now included in Management and Administrative Fees in the Statement of Changes in Net Assets Available for Benefits. The Company has chosen to correct this  presentation from prior year in order to accurately reflect the expenses paid from the Plan assets.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Mutual funds, common stock and preferred stock: valued at quotes obtained from national securities exchanges.

Common collective trusts: valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These funds are primarily invested in publicly traded common stocks and bonds. Participant-directed and Plan redemptions have no restrictions.

Long-term bonds: valued generally at matrix-calculated prices that are obtained from various pricing services.

3.	Fair Value Measurements (continued)

Guaranteed investment contracts and synthetic investment contracts: Fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the replacement cost approach, which is a discounting methodology that incorporates the difference between current market-level rates for contract-level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Investments at fair value as of December 31, 2013:

(in thousands)	Level 1	Level 2	Level 3	Total
Investments:
Short term investments fund	$46,664	$—	$—	$46,664
Common stock	304,804	—	—	304,804
Foreign stock	86,427	—	—	86,427
Large cap stocks	655,556	—	—	655,556
Preferred stock	—	649	—	649
Long-term bonds	—	19	—	19
REITS	71,839	—	—	71,839
Common collective trusts:
Fixed income	—	858,405	—	858,405
Commodity index	—	36,368	—	36,368
Mutual funds:
Common stock/equities	11,100	—	—	11,100
Foreign stock	721,783	—	—	721,783
Large cap stocks	993,637	—	—	993,637
Large cap stocks - foreign	108,681	—	—	108,681
Mid/small cap stocks	428,640	—	—	428,640
Intermediate-term bonds	329	—	—	329
Fund of funds	27,359	—	—	27,359
Fixed income	3,977	—	—	3,977
Synthetic investment wrappers	—	—	179,832	179,832
Total investments at fair value	$3,460,796	$895,441	$179,832	$4,536,069

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 Assets for the year ended December 31, 2013.

Level 3 Assets
Balance at January 1, 2013	$193,411
Realized loss	(299)
Unrealized loss	(496)
Sales	(12,784)
Balance at December 31, 2013	$179,832

3.	Fair Value Measurements (continued)

Investments at fair value as of December 31, 2012:

(in thousands)	Level 1	Level 2	Level 3	Total
Investments:
Short term investments fund	$50,526	$—	$—	$50,526
Common stock	223,302	—	—	223,302
Foreign stock	69,290	—	—	69,290
Large cap stocks	486,093	—	—	486,093
Preferred stock	—	151	—	151
Long-term bonds	—	93	—	93
REITS	70,993	—	—	70,993
Common collective trusts:
Fixed income	—	871,161	—	871,161
Commodity index	—	27,834	—	27,834
Mutual funds:
Common stock/equities	5,934	—	—	5,934
Foreign stock	564,965	—	—	564,965
Large cap stocks	728,645	—	—	728,645
Large cap stocks - foreign	115,864	—	—	115,864
Mid/small cap stocks	300,079	—	—	300,079
Intermediate-term bonds	477	—	—	477
Fund of funds	24,876	—	—	24,876
Fixed income	3,279	—	—	3,279
Guaranteed investment contract	—	—	13,083	13,083
Synthetic investment wrappers	—	—	180,328	180,328
Total investments at fair value	$2,644,323	$899,239	$193,411	$3,736,973

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 Assets for the year ended December 31, 2012.

Level 3 Assets
Balance at January 1, 2012	$12,984
Unrealized gain	5,427
Transfers in (reclassification)	175,000
Balance at December 31, 2012	$193,411
There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2013. Certain prior year investment balances have been reclassified within the fair value hierarchy tables.  This primarily relates to 2012 mutual fund investments that were inappropriately categorized as Level 2 investments in prior year.  These investments have now been reclassified as Level 1 investments in order to correct the prior year presentation.  In addition, certain 2012 investment descriptions have been revised to conform to 2013 presentation.  These reclassifications do not impact amounts presented in the financial statements.

4.	Investments
During 2013 and 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

	December 31
	2013		2012
	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Investments, at fair value:
Aon plc Class A Ordinary Shares	$218,431	$76,336	$156,119	$27,064
Brokerage Accounts	43,683	4,692	30,187	1,961
Short Term Investments Fund	1,707	121	—	2,357
Dwight Funds – Fund of Funds	563,301	77,137	437,656	52,233
Vanguard Large Company Index Fund	718,501	175,798	540,493	76,593
Capital Research Europacific Foreign Fund	326,202	56,532	281,865	49,205
Vanguard All Foreign Index Fund	167,134	18,464	97,177	8,625
Dimensional Fund Advisors Emerging Market Fund	108,681	(5,461)	115,786	17,883
Vanguard Capital Opportunities Fund	124,336	35,056	77,959	12,177
Wells Fargo Small Cap Value Fund	47,431	6,393	43,871	5,182
PIMCO All Asset Fund	27,095	(1,215)	24,975	1,111
Vanguard Extended Market Fund	267,248	67,333	171,575	20,444
Blackrock US Bond Index Fund	219,215	(4,336)	221,597	8,115
Investments separately managed:
PIMCO Diversified Bond	220,123	(4,538)	256,909	19,269
Dodge & Cox Stock Fund	482,079	134,896	357,146	61,551
Dwight Stable Fund	514,207	5,391	538,831	6,774
T. Rowe Price Growth Stock Fund	266,462	75,978	201,303	15,409
Morgan Stanley Global Real Estate Fund	71,707	1,064	71,203	33,180
Westfield Small Cap Fund	148,526	44,253	112,321	18,481
Total	$4,536,069	$763,894	$3,736,973	$437,614

4.	Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in thousands):

	December 31
	2013	2012
Dwight Funds – Fund of Mutual Funds	$563,301	$437,656
Vanguard Large Company Index Fund	718,501	540,493
Capital Research Europacific Foreign Fund	326,202	281,865
Vanguard Extended Market Fund	267,248	*
Blackrock US bond Index Fund	*	221,597
Investments separately managed:
PIMCO Diversified Bond	*	256,909
Dodge & Cox Stock Fund	482,079	357,146
Dwight Stable Value Fund	514,207	538,831
T. Rowe Price Growth Stock Fund	266,462	201,303

* Fund value does not represent 5% of Plan's assets for the applicable year.

5.	Income Taxes
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Related Party Transactions
The Plan invests in the Class A Ordinary Shares of Aon plc and during 2013 and 2012, the Plan held investments managed by the Trustee. These transactions qualify as party-in-interest transactions; however, they are exempt from prohibited transaction rules under ERISA.

8.	Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, to the Form 5500 (in thousands):

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$4,586,147	$3,781,393
Add adjustment from contract value to fair value for fully benefit-responsive GICs held in the common collective trust fund and SICs	3,075	9,455
Net assets available for benefits per the Form 5500	$4,589,222	$3,790,848

9.	Other - Recovered Assets
During 2011, the Plan Sponsor identified certain plan assets that had not been deposited into the trust on a timely basis. Through December 31, 2012, common shares with a fair value of $65 thousand of dividends and $10 thousand of lost earnings have been deposited into the Trust by the Company. As of January 1, 2013, all transactions were corrected and no additional amounts were owed to the Trust.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Aon plc Class A Ordinary Shares ESOP Fund
Aon plc Class A Ordinary Shares, $0.01 par*	$218,431
Total Aon plc	218,431

Brokerage Accounts
Other Common and Preferred Stocks and Mutual Funds	43,683
Total Brokerage Accounts	43,683

Short Term Investments Fund	1,707

Dwight Funds – Fund of Funds	563,301
Vanguard Large Company Index Fund	718,501
Capital Research Europacific Foreign Fund	326,202
Vanguard All Foreign Index Fund	167,134
Dimensional Fund Advisors Emerging Market Fund	108,681
Vanguard Capital Opportunities Fund	124,336
Wells Fargo Small Cap Value Fund	47,431
PIMCO All Asset Fund	27,095
Vanguard Extended Market Fund	267,248
Blackrock Instl Trust US Debt Index Non-Lendable Fund E	219,215

Separately Managed
PIMCO Diversified Bond
Aon Intermediate Bond Unit B	220,123

Dodge & Cox Stock Fund
Chevron Corp Com	7,849
Hewlett Packard Co Com	18,087
Metlife Inc Com Stk Usd0.01	4,524
Adt Corp Com	4,298
Emc Corp Com	515
Wal-Mart Stores Inc Com	7,263
Sanofi Sponsored Adr	12,465
Twenty-First Centy Fox Inc Cl A Cl A	8,644
Bb&T Corp Com	4,068
N V R Inc Com	1,026
Carmax Inc Com	2,370
Sun Tr Banks Inc Com	3,420
Adr Roche Hldg Ltd Sponsored Adr Isin #Us771195104	10,411
Jpmorgan Chase & Co Com	4,076
Computer Sci Corp Com	3,174
Adr Nokia Corp Sponsored Adr	6,671
Merck & Co Inc New Com	14,074
Bank New York Mellon Corp Com Stk	10,919
Aol Inc Com Stk	2,137
Te Connectivity Ltd	6,455
Schlumberger Ltd Com Com	12,579

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Ebay Inc Com Usd0.001	5,401
Unitedhealth Group Inc Com	4,450
Celanese Corp Del Com Ser A Stk	4,690
Time Warner Cable Inc Com	11,286
Forest Laboratories Inc	2,930
Pfizer Inc Com	11,030
Medtronic Inc Com	2,887
Google Inc Cl A Cl A	7,509
Coach Inc Com	4,378
Adr Aegon N V Ny Registry Shs Shs	4,759
Mfb Ni Treasury Money Market Fund - Sweep	11,940
#Reorg/Vodafone Group Reverse Stock Split Vodafone 2V16Am1 Eff 02-24-2014	2,897
Domtar Corp Com New Com New	512
Time Warner Inc Usd0.01	14,060
Adr Unilever Plc Sponsored Adr New	2,282
Comcast Corp New-Cl A	17,067
Adobe Sys Inc Com	3,479
Fedex Corp Com	11,588
Weatherford Intl Ltd	3,425
Netapp Inc Com Stk	5,097
Cap 1 Fncl Com	19,022
Cadence Design Sys Inc Com	1,503
Baker Hughes Inc Com	7,350
News Corp New Cl A Cl A	1,107
Liberty Interactive Corp Interactive Comser A	4,166
General Electric Co	14,063
Bank of America Corp	10,018
Symantec Corp Com	10,078
Mcgraw Hill Financial Inc	2,940
Adr Panasonic Corp Adr Adr	2,642
Goldman Sachs Group Inc Com	10,937
Vulcan Materials Co Com	2,549
Apache Corp Com	5,835
Tyco International Ltd(Switzerland) Com Usd0.80	3,539
Wells Fargo & Co New Com Stk	17,505
Corning Inc Com	5,202
Express Scripts Hldg Co Com	1,061
Adr Hsbc Hldgs Plc Sponsored Adr New	2,543
Maxim Integrated Prods Inc Com	1,680
Cigna Corporation	2,869
Synopsys Inc Com	4,321
Microsoft Corp Com	16,372
Konninklijke Philips N.V	3,457
Dow Chemical Co Com	4,145
Adr Glaxosmithkline Plc Sponsored Adr	11,692
Xerox Corp Com	3,085
Boston Scientific Corp Com	3,013

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Sprint Corp Com Ser 1 Com Ser 1	3,719
Schwab Charles Corp Com New	12,111
Adr Novartis Ag	12,033
Dish Network Corp Cl A Com Stk	4,830

Dwight Stable Value Fund
Short Term Investments
Treasury Money Market Fund	12,859

Synthetic Insurance Wrappers
Metropolitan Life 32632 (Loomis - Int G/C Metlife)	77,964
Metropolitan Life 32632 (Short Govt\Credit Fund)	101,868

Common Collective Trusts
Dwight 2013 Term Fund	11,946
Dwight 2014 Term Fund	48,378
Dwight 2015 Term Fund	53,197
Dwight 2016 Term Fund	80,281
Dwight 2017 Term Fund	47,281
Dwight Intermediate Core Plus Fund	80,433

T. Rowe Price Growth Stock Fund
Nestle Sa Chf0.10(Regd)	782
#Reorg/Novo-Nordisk Mand Exch Nova Nordisk A/S-B 8A4Vfzu 02/02/2014	709
Carnival Plc Ord Usd1.66	1,208
Wynn Macau Ltd Hkd0.001	1,217
Tencent Holdings Ltd	938
Prada Spa Com Eur0.10	754
Softbank Corp Npv	1,234
Naver Corporation Krw500	1,621
Procter & Gamble Com Npv	749
Pvtpl Twitter Inc Ser F	63
Tesla Mtrs Inc Com	1,053
Home Depot Inc Com	4,982
Pioneer Nat Res Co Com Stk	2,798
Hunt J B Trans Svcs Inc Com	796
Flowserve Corp Com	914
Apple Inc Com Stk	7,743
Visa Inc Com Cl A Stk	7,616
Cabot Oil & Gas Corp Com	1,624
Discovery Communications Inc New Com Serc Com Ser C	1,258
Ecolab Inc Com	2,822
Twenty-First Centy Fox Inc Cl A Cl A	1,643
Praxair Inc Com	2,185
Under Armor Inc Cl A	1,650
Alexion Pharmaceuticals Inc Com	1,570
Monster Beverage Corp Com	827

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Amazon Com Inc Com	14,197
Concho Res Inc Com Stk	1,177
Lennar Corp Cl A Cl A	1,005
The Priceline Group Inc	8,021
Whole Foods Mkt Inc Com	2,423
Invesco Ltd Com Stk Usd0.20	1,383
Cvs Caremark Corp Com Stk	2,798
Costco Wholesale Corp New Com	1,773
Google Inc Cl A Cl A	16,474
Range Res Corp Com	2,150
Salesforce Com Inc Com Stk	3,058
Pharmacyclics Inc Com	889
Fmc Technologies Inc Com	1,018
Netflix Inc Com Stk	2,474
Ks Cy Southn	3,133
Cognizant Tech Solutions Corp Cl A	2,343
Twitter Inc Com	350
Biogen Idec Inc Com Stk	4,814
Adr Ctrip Com Intl Ltd Ads American Dep Shs	1,092
Union Pac Corp Com	1,327
Regeneron Pharmaceuticals Inc Com	1,211
Concur Technologies Inc Com	774
Red Hat Inc Com	1,154
Frkln Res Inc Com	953
Twitter Inc Pfd Ser C	95
Celgene Corp Com	2,923
Fastenal Co Com	2,680
Mckesson Corp	4,535
Starwood Hotels & Resorts Worldwide Inc Com Stk	1,859
#Reorg/Green Mtn Name Change Keurig Gr 2U1Ta21 Eff 03-11-2014	597
Antero Res Corp Com	197
Linkedin Corp Cl A	1,843
Td Ameritrade Hldg Corp Com Stk	1,183
Lowes Cos Inc Com	2,319
Chipotle Mexican Grill Inc Com Stk	3,143
Grainger W W Inc Com	613
United Parcel Svc Inc Cl B	1,912
Precision Castparts Corp Com	5,871
Crown Castle Intl Corp Com Stk	6,168
Charter Communications Inc Del Cl A New Cl A New	739
Eog Resources Inc Com	1,192
Alliance Data Sys Corp Com	1,104
Stryker Corp	706
Mgm Resorts International Com	1,499
Boeing Co Com	4,190
Harley Davidson Com Usd0.01	1,046
Lululemon Athletica Inc Com	195

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Nike Inc Cl B	1,478
Fmc Corp Com (New)	921
Mastercard Inc Cl A	8,104
American Tower Corp	4,981
Twitter Inc Com Stk	351
Starbucks Corp Com	4,703
United Contl Hldgs Inc Com Stk	1,150
Vertex Pharmaceuticals Inc Com	832
Danaher Corp Com	5,975
American Express Co	2,867
Schlumberger Ltd Com Com	1,361
Adr Baidu Inc Sponsored Adr	3,220
Ross Stores Inc Com	1,214
Ebay Inc Com Usd0.001	3,277
Netsuite Inc Com Stk	783
Unitedhealth Group Inc Com	1,062
Roper Inds Inc New Com	2,607
Autozone Inc Com	2,246
Las Vegas Sands Corp Com Stk	3,273
D R Horton Inc Com	995
Qualcomm Inc Com	3,364
Sherwin-Williams Co Com	2,532
Akamai Technologies Inc Com Stk	793
Dollar Tree Inc Com Stk	654
Blackrock Inc Com Stk	1,392
Gilead Sciences Inc	7,401
Incyte Corp Com	851
Sba Communications Corp Cl A Com	1,151
Idexx Labs Inc	1,202
Eqt Corp Com	1,185
Pepsico Inc Com	1,203
Juniper Networks Inc Com	738
Fiserv Inc Com	1,075
Wabtec Corp Com	847
Delta Air Lines Inc Del Com New Com New	923
Carmax Inc Com	1,547
Workday Inc Cl A Com Usd0.001	823
Valeant Pharmaceuticals International Inc Common Stock	2,418
Walt Disney Co	1,704
Servicenow Inc Com Usd0.001	1,294
Affiliated Managers Group Inc Com Stk	1,019
Tripadvisor Inc Com Com Stk	1,267
Marriott Intl Inc New Com Stk Cl A	854
Intercontinentalexchange Group Inc Com	967
Facebook Inc Cl A Cl A	1,487
Martin Marietta Matls Inc Com	689
Tractor Supply Co Com	1,958

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Pending foreign exchange transactions	2,368

Morgan Stanley Global Real Estate Fund
Mirvac Group Stapled Securities	391
Westfield Retail T Units Npv (Stapled)	653
Dexus Property Gp Npv (Stapled)	280
Federation Limited	288
Westfield Group Npv Stapled Units	1,515
Stockland Npv (Stapled)	439
Gpt Group Npv (Stapled Securities)	462
Investa Office Fd Units Npv (Stapled)	41
Cfs Retails Property Trust Group	148
Goodman Group Npv (Stapled Units)	644
Cmnwlth Prop Offic Units Npv	224
Br Malls Participa Com Npv	177
Br Properties Sa Comstk	109
Iguatemi Emp Shopp Com Npv	114
Calloway Real Estate Investment Tr Trust Units	69
1St Cap Realty Inc Com Npv	151
Crombie Real State Trust Units	93
Boardwalk R/Est In Trust Units	327
Brookfield Canada Office Properties Trust Units	181
Riocan Real Estate Trust Units Npv	683
Cdn Apartment Prop Trust Units	28
Swiss Prime Site Chf18.80 (Regd)	166
Psp Swiss Property Chf0.10 (Regd)	476
Mobimo Hldg Ag Chf38(Regd)	57
Deutsche Wohnen Ag Eur1 (Br)	157
Fonciere Des Reit Eur	191
Beni Stabili Spa Eur0.1	117
Deutsche Wohnen Ag Npv Young 01/01/14 (Br)	50
Altarea Reit	31
Corio Nv Eur10	219
Leg Immobilien Ag Npv	349
Alstria Office Rei Npv (Br)	71
Gecina Eur7.50	125
Prime Office Reit-Ag Npv	62
Deutsche Annington Npv	89
Mercialys Eur1	158
Cofinimmo Sa Npv	32
Wereldhave Nv Eur10	122
Deutsche Euroshop Npv (Regd)	125
Icade Npv (Post Merger)	291
Vastned Retail Eur5	41
Sponda Oyj Npv	132
Eurocommercial Eur0.50	152
Atrium Eurp R/Est Npv (Regd)	102

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Unibail-Rodamco Se Eur5	1,538
Klepierre Eur1.40	172
Hammerson Ord Gbp0.25	607
Unite Group Ord Gbp0.25	112
Segro Plc Ord Gbp0.10	115
Derwent London Ord Gbp0.05	288
Capital & Regional Ord Gbp0.01	109
Great Portland Estates Ord Gbp0.125	226
St.Modwen Props Ord Gbp0.10	48
Quintain Est & Dev Ord Gbp0.25	100
Capital & Counties Properties	131
Land Securities Gp Ord Gbp0.10	934
Lxb Retail Props Common Stock W/I	270
Intu Properties Plc Ord Gbp0.50	279
Shaftesbury Ord Gbp0.25	141
Grainger Plc Ord Gbp0.05	99
Safestore Hldgs Ord Gbp0.01	233
British Land Co Ord Gbp0.25	875
Swire Properties Ltd Hkd1	299
China Overseas Land & Investmnt Hkd0.10	107
Longfor Properties Hkd0.10	29
Hysan Development Npv	720
Guangzhou R&F Prop 'H'Cny0.25	56
Agile Property Hld Hkd0.10	13
China Resources Land Hkd0.10	401
Kerry Properties Hkd1	255
Country Garden Hld Hkd0.10	94
Wharf(Hldgs) Npv	941
Shimao Property Ho Hkd0.10	56
Link R/Est Invest Npv	1,071
Henderson Land Development Hkd2	273
New World Development Co Hkd1	501
Sun Hung Kai Prop Npv	2,674
Sino Land Co Npv	250
Hang Lung Properties Hkd1	205
Nippon Building Fd Reit	559
Japan Real Estate Investment Co	515
Hulic Company Ltd	243
Ntt Urban Developm Npv	13
Nippon Prologis Re Reit	191
Mitsubishi Estate Co Ltd	3,142
Sumitomo Realty & Development Npv	2,239
United Urban Inves Reit	151
Japan Retail Fund Reit	271
Nomura Rl Est Inc Npv	56
Mitsui Fudosan Co Ltd Npv	2,845
Tokyo Tatemono Co Npv	278

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Activia Properties Inc Com	134
Norwegian Property Nok0.5	126
Fabege Ab Npv	36
Castellum Ab Npv	100
Atrium Ljungberg Ser'B'Npv	99
Hufvudstaden Ab Ser'A'Npv	301
City Developments Ltd	205
Global Logistic Pr Npv	311
Ascendas R/Est Inv Npv (Reit)	159
Suntec Real Estate Investment Trust Reit	137
Mapletree Commercial Trust	46
Capitamalls Asia L Npv	102
Capitaland Ltd Npv	441
Mapletree Greater Npv Reg'S	25
Sph Reit Units	201
Uol Group Limited Sgd1	245
Keppel Reit	145
Capitamall Trust Npv (Reit)	186
Capitacommercial Npv (Reit)	125
Alexandria Real Estate Equities Inc Com	329
Ps Business Pks Inc Calif Com	155
Prologis Inc Com	850
Duke Rlty Corp Com New Reit	218
Taubman Ctrs Inc Com	344
Eqty Resdntl Eff 5/15/02	3,047
Dct Indl Tr Inc Com	298
Starwood Hotels & Resorts Worldwide Inc Com Stk	1,022
#Reorg/Bre Pptys Inc Cash & Stk Merger Essex Property Trust 2309474 04-02-2014	87
Brookfield Office Properties Inc Com	338
Sovran Self Storage Inc Com	59
American Campus Cmntys Inc Com	198
Acadia Rlty Tr Com	157
Simon Property Group Inc Com	4,495
Cbl & Assoc Pptys Inc Com	60
Health Care Reit Inc Com	145
Eqty Lifestyle Pptys Inc Reit	409
National Retail Pptys Inc Com Stk	263
Regency Ctrs Corp Com	1,207
Cousins Pptys Inc Com	250
Vornado Rlty Tr Com	2,124
Hudson Pacific Properties Inc Com	196
Rlty Inc Corp Com	32
Post Pptys Inc Reit	18
Mack Cali Rlty Corp Com Reit	503
Ventas Inc Reit	740
Avalonbay Cmntys Reit	1,994
Ashford Hospitality Tr Inc Com Shs	93

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Host Hotels & Resorts Inc Reit	2,334
American Homes 4 Rent Common Stock	7
Senior Hsg Pptys Tr Sh Ben Int Sh Ben Int	470
General Growth Pptys Inc New Com	1,351
Essex Ppty Tr Reit	34
Rexford Indl Rlty Inc Com	47
Pub Storage Com	1,689
Ddr Corp Com	227
Camden Ppty Tr Sh Ben Int	709
Liberty Ppty Tr Sh Ben Int	113
Macerich Co Reit	1,059
Healthcare Rlty Tr	312
Winthrop Rlty Tr Sh Ben Int New Sh Ben Int New	32
Hongkong Land Hld Ord Usd0.10(Singapore Reg)	1,192
Ashford Hosp Prime Com	41
Hcp Inc Com Reit	1,322
Forest Cy Enterprises Inc Cl A	581
Federal Rlty Invt Tr Sh Ben Int New Sh Ben Int New	344
Bstn Pptys Inc	1,237
Pending foreign exchange transactions	794

Westfield Small Cap Fund
Aon Small Cap Unit D	148,526

Total Separately Managed Funds	1,703,104

* Participant Loans (4.25%)	53,543

Total Investments at Fair Value	$4,589,612

*Indicates party-in-interest not prohibited by ERISA